02058040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
SEP 2 ? 2002
1086

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 9/23/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, September 23, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

September 19, 2002 10:49 AM
User: leinwae
As of September 19, 2002, 10:49 AM

Bond Class	
Name / Class:	WFM15ABBG A1
Cusip:	
Coupon:	5.750 %
Formula:	N/A
Orig. Balance:	$165,936,800.00
Factor:	1.00000000
Factor date:	06/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$165,936,800.00

Class Description	
PAC Bands:	N/A
Settlement Date:	09/27/2002
Issue Date:	09/01/2002
First Pay Date:	10/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$300,000,000.00
Net Coupon:	5.744 %
Gross Coupon:	6.380 %
Srvc Fee:	0.636 %
Orig. Term:	179 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	0PSA	100PSA	350PSA	400PSA	500PSA
102-29	5.127	4.856	4.232	4.125	3.924
103-01	5.101	4.821	4.173	4.062	3.854
103-05	5.075	4.785	4.115	3.999	3.784
103-09	5.050	4.750	4.056	3.937	3.715
103-13	5.024	4.714	3.998	3.874	3.645
103-17	4.999	4.679	3.939	3.812	3.575
103-21	4.973	4.643	3.881	3.750	3.506
103-25	4.948	4.608	3.823	3.688	3.437
103-29	4.923	4.573	3.765	3.626	3.367
WAL:	5.86	3.97	2.25	2.10	1.86
Mod. Dur:	4.72	3.40	2.06	1.93	1.73
Spread	200.9	217.0	199.1	191.7	175.1
First Prin:	10/2002	10/2002	10/2002	10/2002	10/2002
Last Prin:	05/2014	11/2011	09/2007	04/2007	08/2006
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.609	1.608	1.653	1.910	2.273	2.912	3.976	4.877
OnTR/Swp Spd	1.652	1.633	1.726	1.911/42	2.219/56	2.836/58	3.774/55	4.712/41
OnTR Price	99-19	99-06+	101-27	100-13	111-28+	101-28	104-29+	110-10

1 Mo L	3Mo L	11Cof	Prime
1.820	1.820	2.821	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.263	6.082	100-21	97-28

CAP VOLS (years)					
1	2	3	5	10	30
51.030	53.600	48.130	38.940	29.010	23.170

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.950	28.150	20.280	15.560

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

September 19, 2002 10:51 AM
User: leinwae
As of September 19, 2002, 10:51 AM

Bond Class	
Name / Class:	WFM15ABBG A2
Cusip:	
Coupon:	5.750 %
Formula:	N/A
Orig. Balance:	$40,827,200.00
Factor:	1.00000000
Factor date:	06/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$40,827,200.00

Class Description	
PAC Bands:	N/A
Settlement Date:	09/27/2002
Issue Date:	09/01/2002
First Pay Date:	10/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$300,000,000.00
Net Coupon:	5.744 %
Gross Coupon:	6.380 %
Srvc Fee:	0.636 %
Orig. Term:	179 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	0PSA	100PSA	350PSA	400PSA	500PSA
103-31	5.220	5.029	4.477	4.376	4.188
104-03	5.203	5.007	4.439	4.335	4.143
104-07	5.187	4.985	4.402	4.295	4.097
104-11	5.170	4.963	4.364	4.255	4.052
104-15	5.153	4.941	4.327	4.215	4.006
104-19	5.137	4.919	4.290	4.175	3.961
104-23	5.120	4.897	4.252	4.135	3.916
104-27	5.104	4.875	4.215	4.095	3.871
104-31	5.087	4.853	4.178	4.055	3.825

WAL:	9.44	6.67	3.60	3.32	2.90
Mod. Dur:	7.16	5.42	3.19	2.97	2.63
Spread	146.6	177.3	189.9	187.4	179.7
First Prin:	09/2009	02/2007	03/2005	01/2005	10/2004
Last Prin:	05/2014	11/2011	09/2007	04/2007	08/2006
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.609	1.608	1.653	1.910	2.273	2.912	3.976	4.877
OnTR/Swp Spd	1.652	1.633	1.726	1.911/42	2.219/56	2.836/58	3.774/55	4.712/41
OnTR Price	99-19	99-06+	101-27	100-13	111-28+	101-28	104-29-	110-10

1 Mo L	3Mo L	11Cof	Prime
1.820	1.820	2.821	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.263	6.082	100-21	97-28

CAP VOLS (years)					
1	2	3	5	10	30
51.030	53.600	48.130	38.940	29.010	23.170

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.950	28.150	20.280	15.560

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

Bond Class	
Name / Class:	WFM15ABBG A3
Cusip:	
Coupon:	5.750 %
Formula:	N/A
Orig. Balance:	$46,384,000.00
Factor:	1.00000000
Factor date:	06/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$46,384,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	09/27/2002
Issue Date:	09/01/2002
First Pay Date:	10/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$300,000,000.00
Net Coupon:	5.744 %
Gross Coupon:	6.380 %
Srvc Fee:	0.636 %
Orig. Term:	179 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	0PSA	100PSA	350PSA	400PSA	500PSA
103-04	5.426	5.371	5.123	5.067	4.954
103-08	5.412	5.356	5.099	5.041	4.923
103-12	5.398	5.340	5.075	5.014	4.893
103-16	5.385	5.325	5.051	4.988	4.863
103-20	5.371	5.309	5.026	4.962	4.833
103-24	5.357	5.294	5.002	4.936	4.803
103-28	5.344	5.278	4.978	4.910	4.773
104-00	5.330	5.263	4.954	4.884	4.743
104-04	5.317	5.247	4.930	4.858	4.713
WAL:	12.56	10.48	6.00	5.47	4.65
Mod. Dur:	8.81	7.74	4.98	4.60	4.00
Spread	146.2	150.6	198.4	201.9	207.6
First Prin:	05/2014	11/2011	09/2007	04/2007	08/2006
Last Prin:	02/2016	08/2014	12/2009	04/2009	04/2008
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.609	1.608	1.653	1.910	2.273	2.912	3.976	4.877
OnTR/Swp Spd	1.652	1.633	1.726	1.911/42	2.219/56	2.836/58	3.774/55	4.712/41
OnTR Price	99-19	99-06+	101-27	100-13	111-28+	101-28	104-29+	110-10

1 Mo L	3Mo L	11Cof	Prime
1.820	1.820	2.821	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.263	6.082	100-21	97-28

CAP VOLS (years)					
1	2	3	5	10	30
51.030	53.600	48.130	38.940	29.010	23.170

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.950	28.150	20.280	15.560

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Yield Sensitivity Table

Bond Class	
Name / Class:	WFM15ABBG A4
Cusip:	
Coupon:	5.750 %
Formula:	N/A
Orig. Balance:	$42,802,000.00
Factor:	1.00000000
Factor date:	06/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$42,802,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	09/27/2002
Issue Date:	09/01/2002
First Pay Date:	10/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$300,000,000.00
Net Coupon:	5.744 %
Gross Coupon:	6.380 %
Srvc Fee:	0.636 %
Orig. Term:	179 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	0PSA	100PSA	350PSA	400PSA	500PSA
103-13	5.428	5.411	5.302	5.270	5.198
103-17	5.415	5.398	5.285	5.252	5.178
103-21	5.402	5.385	5.269	5.234	5.158
103-25	5.390	5.372	5.252	5.217	5.138
103-29	5.377	5.359	5.236	5.199	5.118
104-01	5.365	5.346	5.219	5.182	5.098
104-05	5.352	5.333	5.203	5.164	5.078
104-09	5.340	5.320	5.186	5.146	5.058
104-13	5.327	5.307	5.170	5.129	5.039
WAL:	14.15	13.33	9.64	8.91	7.62
Mod. Dur:	9.56	9.18	7.24	6.81	6.02
Spread	138.8	141.1	151.1	161.2	177.2
First Prin:	02/2016	08/2014	12/2009	04/2009	04/2008
Last Prin:	07/2017	07/2017	07/2017	07/2017	07/2017
Bench:	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.609	1.608	1.653	1.910	2.273	2.912	3.976	4.877
OnTR/Swp Spd	1.652	1.633	1.726	1.911/42	2.219/56	2.836/58	3.774/55	4.712/41
OnTR Price	99-19	99-06+	101-27	100-13	111-28+	101-28	104-29+	110-10

1 Mo L	3Mo L	11Cof	Prime
1.820	1.820	2.821	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.263	6.082	100-21	97-28

CAP VOLS (years)					
1	2	3	5	10	30
51.030	53.600	48.130	38.940	29.010	23.170

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.950	28.150	20.280	15.560

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30